MICHAEL W. BERG
ATTORNEY AT LAW
16810 AVE OF THE FOUNTAINS
SUITE 200, BOX 229
FOUNTAIN HILLS, ARIZONA85268
PHONE (480) 776-0260
FAX (877) 789-5092

August 22, 2014

Mr. Justin Kisner
United States Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:
Request for 10 Day Extension
Renewable Energy & Power, Inc.
Registration Statement on Form 10-12(G)/A
Original Filing Date July 2, 2014, amended July 3, 2014
Amended Form 10-12G/A filed August 22, 2014
File No. 000-55237

Dear Mr. Kisner,

Reference is made to your comment letter dated July 29, 2014 relating to the subject Annual Report on Form 10-12G/A (“Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto. Unless otherwise specified in our responses, reference to page numbers are to the version of the document subject to the Comment Letter and not to the amended version the Company filed on August 22, 2014. References to Form 10-12G/A are references to the amended Annual Report filed August 22, 2014.

General

1. Disclose whether the company or any officers, directors, or promoters or their affiliates intend for the company, once it is reporting , to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in in a merger or acquisition with an unidentified company, entity or person.

Response; Under General on page 3 of the Form 10-12G/A the company has stated under it is not intended as a vehicle for a private company to become reporting and that it is not a blank check company.

Response Letter
August 22, 2014

2. Please discuss the extent to which you have relied on funding by your founders, promoters, affiliates, or named executive officers.

Response: This matter is dealt with in the second paragraph on page 3 of the Form 10-12G/A which states that the Company is funded either by its founders, promoters affiliates, named executive officers or business dealings with MDI.

3. We note your Articles of Incorporation, filed as Exhibit 3.1, indicate you are authorized to issue 75,000,000 shares of common stock. However, we note disclosure indicating authorization to issue up to 200,000,000 shares of common stock on pages 15, 22, F-2, F-11, F-13, and F-21. Please revise or advise. If necessary please file a complete copy of the amended articles of incorporation or bylaws. Refer to Items 601(b)(3)(i) and (iii) of regulation S-K.

Response: In the third paragraph of page 3 of the Form 10-12G/A the Company states that the Articles of Incorporation were amended. As a part of 3.1 the Company has attached a printout of the Nevada Secretary of State website page concerning information regarding the Company indicating that the Company is Authorized to issue 200,000,000 shares of common stock.

Customary Note Regarding Forward Looking Statements, page 3

4. We note your reference to the Private Securities Litigation Reform Act. Please remove the disclosure stating “This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended.” As a penny stock issuer, you do not qualify for the safe harbor.

Response: The disclosure has been removed.

Item 1 Business page 4

5. We note your statement that your solar electrical generation process is “patterned after technology that has been used in space exploration for many years.” Please provide objective support for this statement. Alternatively please remove it.

Response: on page 4 of the Form 10-12G/A under item 1 Company has provided objective support for the statement.

6. Please quantify, support or balance your statement of “extraordinary returns” given your operating status such as your lack of profitability or auditor’s going concern opinion; alternatively remove it.

Response: The company removed the statement of “extraordinary returns.

Response Letter
August 22, 2014
Solar Hybrid (Sol-Hy) page 4

7. Please revise to clarify the number and types of patents you licesne to conduct the solar energy conversion business and disclose whether there is objective support for your statement your technology enables “far more efficient collection of solar energy than existing conventional technologies.

Response: For number and description of patents see Page 6 of Form 10-12G/A

8. Please support your statement on page 5 that your solar panel “outputs twice the power in the same amount of space as competitors.

Response: The final paragraph of page 5 of Form 10-12G/A states the data supporting the statement regarding output.

9 We note your discussion of “product vender partnerships” with Boeing Spectrolab and Spire Corporation. It appears from your notes to the financial statements that substantially all of your operations are due to transactions with Multichip Display, Inc., Please advise or revise as necessary.

Response: the Company has removed such disclosure.

10. We note your discussions on pages 5 and 6 of various energy statistics. Please revise to provide applicable references or citations. In addition please provide us marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. In addition, please confirm whether any other referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Response: The Company has removed such discussion.

LEDLites USA page 6

11. Please disclose your two patent application numbers.

Response: The Company has removed such disclosure.

12. Please support your statement that you are “the first company to enter the LED Lighting Market with an extensive background in the design and manufacture of power supplies and associated thermal management.

Response: The Company has removed the statement.

Response Letter
August 22, 2014

13. We note your disclosure that “[t]hrough Multichip Display LEDLites USA has a built-in customer relationship with those major customers “ However, it appears all of your operations and sales are to MDI. Please balance the noted disclosure with your current state of operations and sales.

Response: The Company has revised this disclosure to balance this disclosure and clarify that the customers listed are actually MDI’s customers.

14. We note your statements in the third and fourth paragraphs on page 7 regarding your “strategy … to develop and maintain a leadership position,’ ‘become a market leader” and “utilize [your] superior knowledge in the field of power supplies and thermal management to be a leader in the LED revolution.” Please revise to balance those statements with your current operations and financial condition. For instance it appears you have one customer MDI; net losses and no external credit facilities.

Response: The Company has revised this disclosure to balance this disclosure with its current operations and financial condition.

15. Please provide more details on your platform for “Sun Harvesting, Motion Detection and light level selection options.

Response: The Company has revised this disclosure to provide more details regarding Sun Harvesting and Motion Detection.

16. Please provide support for your statement your “LED lights fixtures will last twice as long as any of our competitors products.

Response: The Company has removed this statement.

Item 1A Risk Factors, page 10

17. Please revise to include as your first risk factor a discussion of your reliance on Multichip Display, Inc. as the sole revenue generating customer for the period from October 15, 2012 (Inception) through September 30, 2013, and continued substantial reliance throught the period March 31, 2014. Accordingly, please revise or delete your references on the bottom of page 12 claiming that your business is not substantially dependent on agreements with any specific third party.

Response: The company has revised this risk factor accordingly to address this dependence on Multichip Display and how the Company probably couldn’t survive any adverse action by Multichip Display at this time.

Response Letter
August 22, 2014

Regulation page 11

18. Please provide more specific disclosure. Item 101 of Regulation S-K requires disclosure of government approval of principal products or services and the effect of existing or probable government regulation of your business.

Response: The Company has revised this disclosure to indicate that while UL certification is necessary the Company has not gone through the process and that while regulation from both local, state, federal and possibly foreign governments may arise in the future no such regulation is currently a burden on the company.

The Company needs additional financing page 11

19. Please estimate the amount of financing you require in the next twelve months to continue operations. Please also disclose your likely sources of this financing. Further revise your first risk factor on page 16 accordingly.

Response: The Company has revised this disclosure accordingly.

Adverse changes or interruptions in our relationships with third parties page 12

20. In order to provide greater context please revise to describe your substantial relationship and reliance on Multichip Display, Inc. Please revise the statement “]a]lthough our business is not substantially dependent on any agreement with any specific third party,” to better reflect your operations and financial results to date.

Response: The company has revised this disclosure accordingly. The substantial relationship and reliance on Multichip Display, Inc., was described earlier in response to Comment 17.

Trading on the Pink Sheets may be volatile and sporadic page 13

21 We are unable to confirm your quotation on the OTC Pink Marketplaces. Please revise to clarify that your quotation is contingent upon finding a market maker and the application from the market maker being approved. Please revise your disclosure to the last risk factor on Page 14.

Response: The Company has revised the disclosure accordingly. See the last paragraph of page 15 of the Form 10-12G/A and the first paragraph on page 16 of the Form 10-12G/A.

Response Letter
August 22, 2014

We have historically experienced losses in our operations page 15

22. We note your reference to a net loss of $37,245 for the six month period ended March 31, here and in the subsequent risk factor. However we note conflicting disclosure from pages F-14 and F-16 of your unaudited financial statements. Please revise or advise.

Response: The Company has revised the disclosure accordinglyand resolved the conflict.

Item 2 Financial Information Page 17

23. Please include results of operations and liquididy section in your Management’s Discussion and Analysis in accordance with Item 303 of Regulation S-K. We note you are not a development stage company.

Response: The Company has added disclosure as requested.

Item 6 Executive Compensation page 21

25. We note that your named executive officers began accruing compensation on October 1, 2013. Please substantially revise your summary compensation table to comply with the form and requirements of Item 402(n) of Regulation S-K.

Item 5 Directors and Executive Officers page 19

24. Please revise the general statements regarding the qualifications of the company’s officers and directors to comply with each requirement under Item 401 of Regulation S_K. For example please disclose the principal occupations and employment during the past five years including the name and principal business of such employment for each individual.

Response: The Company has revised the disclosure accordingly.

Item 6 Executive Compensation Page 2

25. We note that your named executive officers began accruing compensation on October 1, 2013. Please substantially revise your summary compensation table to comply with the form and requirements of Item 402(n) of Regulation S-K.

Response: The Company has revised the table as requested..

Response Letter
August 22, 2014

Item 7 Certain Relationships and Related Transactions and Director Independence page 21

26. Although we note your statements that generally, there are not material relationships other than as set out in your financial statements please revise to disclose all of the information required by Item 404(d) of Regulation S-K in this part of the registration statement.

Response: The Company has revised the disclosure accordingly.

Item 10 Recent Sales of Unrestricted Securities page 22

27. Please revise to disclose the information required by Item 701 of Regulation S-K including the exemptions from registration claimed.

Response: The Company has revised the disclosure accordingly.

Item 11 Description of Registrant’s Securities to be Registered page 22

/Trading of Secuirites in Secondary Market page 23

28. Please revise your first sentence to clarify that your common stock does not trade on any markets or quotation services at this time. In addition please revise to that that you “may”-not “will” comply with the requirements for trading on the OTC markets.

Response: The statements have been revised accordingly.

Item 15 Financial Statements and Exhibits page 25

29. Please file your contracts with Multichip Display, Inc., In addition please file your contracts relating to your patent licenses. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The contract with Multichip Display, Inc. is filed as exhibit 3.4, and the contracts relating to the patent licenses is filed as exhibit 3.5

Note 4 Related Party Transactions with Multichip Display, Inc., (MDI),F-10

30 We note on November 2, 2012, the Company acquired equipment and intangible assets from MDI through the issuance of a convertible note payable. Since MDI is your shareholder, please confirm whethr or not MDI and you were under common control at the time of those acquisitions.

Response: The Company has revised note 4 accordingly

Response Letter
August 22, 2014

Note 5 Related Party Transactions with Multichip Assembly, Inc., (MAI) page F-

Acquisition of Multichip Assembly, Inc..page F-11

31. We note that you purchased MAI “from an initial shareholder of the Company.” Please confirm whether or not this initial shareholder from who you purchased MAI was the controlling shareholder of both MAI and yourself at the time of purchase. Disclose how you accounted for the transaction (i.e. historical cost or face value at the time of purchase) Disclose whether you acquired a business or an asset (i.e. inventory) Refer to your basis in accounting literature.

Response The Company has revised the note accordingly.

Note 4 Accounts Receivable page 1-19

32. We note that your account receivable balance of $569,532 appears to equal the sum of your total revenue for the year ended September 30, 2013 and six moths ended March 31, 2014. We also note that both your accounts receivable and revenue are from MDI a shareholder in your company. In this regard given the significance of your accounts receivable and the length of time that has passed disclose when you expect to collect those receivables. Tell us why all of the accounts receivable is current.

Response: The Company has revised Note 4 accordingly.

33. Also since most of your accounts payable $721,324 is also due to MDI disclose if you expect to actually receive cash for your accounts receivable balance or to offset the accounts receivable balance with accounts payable balance due to MDI. Disclose when you expect for that to occur.

Response: The Company has revised Note 4 accordingly.

Note 5 Related Party Transactions with Multichip Display Inc F-20

34. We note that MDI is a shareholder of the company. Given the significance of your transactions with MDI disclose MDI’s and or MDI’s owners voting percentage and ownership percentage in you as of the date of the filing. Tell us if any of your officers or directors has a related party relationship with MDI. Since mDI seems to be your only customer and supplier in your MD&A disclose the business purpose of your relationship with MDI. Given that MDI has only “agreed to support the operations of the Company through November 1, 2014, “discuss the timeing of when you expect to have other sources of revenue and additional suppliers other than MDI.

Response::The Company has revised note 5 accordingly

Response Letter
August 22, 2014

Response::The Company has revised note 5 to indicate the inventory was purchased from two minority shareholders.

The Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Law Offices of Michael W. Berg Attorney for Renewable Energy and Power Inc.

/s/ Michael W. Berg